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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 ROSE AVE
(No. and Street)

ENGLEWOOD (City) FL (State) 34224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN NECULAE 941-697-0727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGGINBOTHAM, ANDREW J.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1466 (Address) LABELLE (City) FL (State) 33975 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SUSAN NECULAE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATEWAY FINANCIAL AGENCY CORPORATION, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Susan Neculae
Signature

TREASURER
Title

[signature] 2/14/17
Notary Public

Joel Peterson
Notary Public
State of Florida
My Commission Expires 12/16/2019
Commission No. FF 944251

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

Gateway Financial Agency Corporation
2020 Rose Ave
Englewood, Fl. 34224

I have reviewed management's statements included in the accompanying Rule 15c3-3 Exemption Report for the year ended December 31, 2016 in which Gateway Financial Agency Corporation identified the following provisions of 17 C.F.R.§ 15c3-3(k) under which Gateway Financial Agency Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) The exemption provision and Gateway Financial Agency Corporation stated that Gateway Financial Agency Corporation met the identified exemption provisions throughout the most recent fiscal without exception. Gateway Financial Agency Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gateway Financial Agency Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Andrew J. Higginbotham, CPA,
Labelle, Florida

February 16, 2017

Gateway Financial Agency Corporation

Member FINRA

Rule 15c3-3 Exemption Report for the Year Ended December 31, 2016

To the best of my knowledge and belief Gateway Financial Agency corporation, Broker/Dealer:

1. Operated under the (k)(1) exemption during the entire previous calendar year

2. Met the provisions of the exemption throughout the calendar year in that it limited it's business activities solely to the sale of securities of Registered Investment Companies (Mutual Funds) without exception.

Signed by: Susan Neculae FINOP

Date: December 31 2016

2020 Rose Avenue Englewood, FL 34224
Phone 941-697-0727 FAX 941-697-0727

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2016

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

Independent Auditor's Report

To The Board of Directors
Gateway Financial Agency Corporation.
Englewood, Florida

Report on the Financial Statements
We have audited the accompanying Balance Sheet of Gateway Financial Agency Corporation as of December 31, 2016, and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with standards of the Public Company Accounting Overnight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Supplemental Information

The Net Capital Requirement (Note 2) and the Additional Requirements (Note 3) has been subjected to audit procedures performed in conjuction with the audit of Gateway Financial Agency Corporation's financial statements. The Net Capital Reqirements (Note 2) and the Additional Requirements (Note 3) is the responsibility of Gateway Financial Agency Corporation management. Our audit procedures included determing whether the Net Capital Requirements (Note 2) Additional Requirements (Note 3) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Requirements (Note 2) and the Additional Requirements (Note3). In forming our opinion on the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), we evaluated whether the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), including its form and content is presented in conformity with 17 C.F.R. § 240.17 a-5. In our opinion, the Net Capital Requirements (Note2) and the Additional Requirements (Note3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Andrew J. Higginbotham
Certified Public Accountant

February 16, 2017

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Current Assets	
Cash	$ 19,717
Prepaid Expenses	1,927
Total Assets	$ 21,644

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 375
Finra Assessment Payable	1,000
Total Liabilites	1,375
Stockholders' Equity	
Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value	7,282
Additional Paid-In Capital	2,809
Retained Earnings	10,178
Total Stockholders' Equity	20,269
Total Liabilities & Stockholders' Equity	$ 21,644

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS,
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Commissions From Securities Sales	$ 44,857
Agents' Commission Expense	36,707
Gross Profit	8,150
Operating Expenses	
General and Administrative	12,932
Loss From Operations	(4,782)
Retained Earnings	
Balance, January 1, 2016	14,960
Balance, December 31, 2016	$ 10,178

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2016

Operations:		
Net Loss	$	(4,782)
Adjustments:		
Decrease in Prepaid Expense		1,275
Increase in Assessments Payable		1,000
Cash Used by Operations		(2,507)
Cash at January 1, 2016		22,224
Cash at December 31, 2016	$	19,717

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2016

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2015	$ 7,282	$ 2,809	$ 14,960	$ 25,051
Net Loss	0	0	(4,782)	(4,782)
Balance, December 31, 2016	$ 7,282	$ 2,809	$ 10,178	$ 20,269

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Date of Management Review
Management has evaluated subsequent events through February 16, 2017, the date on which the financial statements were available to be issued.

Nature of Business
Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes
The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements. Tax returns for the period 2012-2016 are open to examination by the Internal Revenue Service

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under SEC requirement 15c3-1, the Company has maintained seven thousand seven hundred fifty-nine dollars ($7,759) in a separate account at Wells Fargo in fulfillment of the net capital requirement. As of December 31, 2016, the net capital of the Company is eighteen thousand three hundred forty - two dollars ($18,342) which is thirteen thousand three hundred forty - two dollars ($13,342) in excess of it's net capital requirement of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets	
Cash in Bank	$ 19,717
Prepaid Expense and Accrued Expenses	1,927
Total Assets	21,644
Less: Total Liabilities	(1,375)
Total Net Worth	20,269
Less: Deduction for Non-Liquid Assets	(1,927)
Total Net Capital	18,342
Net Capital Requirement	(5,000)
Capital In Excess of Net Capital Requirement	$ 13,342

(Continued)

Liabilities

Total Aggregate Indebtedness	$	1,375
Percentage of Aggregate Indebtedness to Net Capital		10.31%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2016 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to related parties.

Agents' Commission Expense Paid to Owner	$	36,707
Office Supply Reimbursement		3,150
Telephone Reimbursement		1,200

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.